JustHuynh Inc. Income Statement Period from Inception (October 14, 2016) through December 31, 2016 (unaudited)	
	Period from Inception (October 14, 2016) through December 31, 2016
Revenue	$ -
Expenses	
Advertising and Promotion	$ 2,331.00
Legal Fees	$ 931.00
Professional Fees	$ 386.00
Total operating expenses	$ 3,648.00
Net loss from operations & before provision for income tax	$ (3,648.00)
Provision for income taxes	$ -
Net Loss	$ (3,648.00)